K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 27, 2016
VIA EDGAR
Ms. Marianne Dobelbower
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. Dobelbower:
The following are responses to the comments that we received from you by telephone on October 29, 2015, regarding the registration statement on Form N-1A (the “Registration Statement”) of the First Investors Income Funds (the “Registrant”) with respect to the First Investors Floating Rate Fund (the “Fund”).  Your comments and the Registrant’s responses are set forth below.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Prospectus

1.	In the appropriate section(s) of the prospectus, disclose that it may take longer than seven days for transactions in bank loans to settle.

The Registrant has made the requested change.

2.	Discuss, supplementally, how the Fund intends to meet short-term liquidity needs that may arise as result of a lengthy settlement period for transactions in bank loans.

The Fund maintains a portion of its investments in certain fixed-income investments that can be sold to meet redemptions, as necessary, and cash.  As disclosed in the Statement of Additional Information, the Fund also may borrow for temporary purposes to the extent permitted by the Investment Company Act of 1940, as amended, the rules and regulations thereunder and any applicable

Securities and Exchange Commission
January 27, 2016

exemptive relief.  In addition, the Registrant has applied for exemptive relief from the SEC to allow the Fund and other funds in the “fund complex,” as that term is defined in Form N-1A, to participate in an interfund lending program.

3.	The “Principal Risks” sections in the “Fund Summary” and “The Fund In Greater Detail” do not disclose that: (1) transactions in bank loans may take significantly longer than seven days to settle, which may result in a risk for investors that the Fund will be unable to honor redemptions; and (2) bank loans may not be securities for certain purposes under the federal securities laws and investments in them may not be afforded the protections under the federal securities laws. Supplementally, explain whether the Registrant has considered adding such risks as principal risks of investing in the Fund. If the Registrant has determined that they are not principal risks of investing in the Fund, provide the basis for the Registrant’s determination. If the Registrant has determined that these risks constitute principal risks of investing in the Fund, revise the disclosure accordingly.

The Registrant continuously evaluates the risks posed by the Fund’s investments, including bank loans, to determine whether additional risk disclosure may be appropriate.  The Registrant has added the disclosure referenced by the Staff.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:           Mary Carty
Mary Najem
   Foresters Investment Management Company, Inc.